UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	July 30, 2009	Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2010

2	July 30, 2009	Announcement Regarding Stock Option Grants (Stock Acquisition Rights)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: July 30, 2009

EXHIBIT 1
Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2010
[U.S. Accounting Standards]
July 30, 2009

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/ir/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning
	Name: Masaya Wakabayashi	Tel: (075) 682-1028
(Amounts less than 1 million yen have been rounded)
1. First Quarter of the Fiscal Year Ending March 31, 2010 (April 1, 2009 - June 30, 2009)
(1) Consolidated Business Results
(% indicates changes from the same period of the previous fiscal year)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
First Quarter ended June 30, 2009	37,741	(10.1)	1,020	(57.4)	290	(84.4)
First Quarter ended June 30, 2008	42,004	1.9	2,397	(42.1)	1,861	(64.1)

Diluted Net Earnings
	Net Income Per Share	Per Share
	Yen	Yen
First Quarter ended June 30, 2009	—	—
First Quarter ended June 30, 2008	—	—

(Note)	Effective from this First Quarter of the current fiscal year, “net income” is now referred to as “net income attributable to the shareholders of the Company” based on Financial Accounting Standards Board Statement No. 160.
Net income attributable to the shareholders of the Company were as follows:

First Quarter ended June 30, 2009	530 million yen	(58.6)%
First Quarter ended June 30, 2008	1,279 million yen	(63.1)%
Net income attributable to the shareholders of the Company per share were as follows:

	Basic	Diluted
	Yen	Yen
First Quarter ended June 30, 2009	3.77	3.77
First Quarter ended June 30, 2008	8.92	—
(2) Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’ Equity
	Total Assets	Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
First Quarter ended June 30, 2009	214,664	168,843	78.7	1,202.16
First Quarter ended June 30, 2008	213,486	165,873	77.7	1,181.00

2. Status of Dividends

	Dividend Per Share
	End of First	End of Second	End of Third
(Record Date)	Quarter	Quarter	Quarter	Year-End	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2009	—	—	—	25.00	25.00
Fiscal Year Ending March 31, 2010	—
Fiscal Year Ending March 31, 2010 (Estimates)		—	—	20.00	20.00

(Note)	Revision of estimated dividends during the First Quarter: None
3. Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2010 (April 1, 2009 - March 31, 2010)
(% indicates changes from prior fiscal year for annual and from six-month period ended September 30, 2008 for the six-month period)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ending September 30, 2009	86,000	(4.0)	4,700	(42.2)	3,300	(50.1)
Annual	171,000	(0.7)	7,200	(28.9)	5,800	(24.0)

(Note)	Revision of forecast of consolidated business results during the First Quarter: None
Forecast of net income attributable to the shareholders of the Company are as follows:

Six-Month Period Ending September 30, 2009	1,900 million yen	(53.7)%
Annual	3,800 million yen	(27.3)%
Forecast of net income attributable to the shareholders of the Company per share are as follows:

Six-Month Period Ending September 30, 2009	13.53 yen
Annual	27.06 yen
4. Others
(1)	Changes in significant subsidiaries in the first quarter of the current fiscal year

(change in scope of consolidation): None

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements (those indicated as changes in basic significant matters in preparation of quarterly consolidated financial statements):
(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: None

(Note) For details, please see Section 4 “Others” in the “Qualitative Information / Financial Statements” on page 6.

(4)	Number of Issued Shares (Common Stock)

		First Quarter ended	Fiscal Year ended
		June 30, 2009	March 31, 2009
(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii)	Number of shares held as treasury stock as of the end of:	2,928,028 shares	2,927,238 shares
(iii)	Average number of shares during (Consolidated First Quarter ended June 30):	140,450,497 shares	143,339,937 shares (First Quarter ended June 30, 2008)
*The foregoing estimates are based on information available as of the date this data was released and, due to various factors arising in the future, actual results may differ from our estimates. Please refer to page 6 for information relating to forecasts.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal year 2009 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to implement our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

QUALITATIVE INFORMATION / FINANCIAL STATEMENTS
1. Qualitative Information Regarding Consolidated Business Results
     During the first quarter of the current fiscal year, the Japanese economy continued to remain severe as the economic slowdown that began with the global financial crisis, has led to a decrease in corporate profits, sluggish consumer spending and a deterioration in employment and income conditions. In the domestic Japanese market, overall business results in the women’s fashion and clothing industry have been weak as a result of a stagnation in the sales of clothing and luxury items, and sluggish business results across many sectors including department stores and mass merchandisers that have been affected by worsening consumer confidence and an influenza caused by the H1N1 virus.
     In this environment, our Group (and specifically Wacoal Corporation, which is our core operating entity) sought to improve the strength of its products and endeavored to develop products that are responsive to market trends.
     In Wacoal Corp.’s Wacoal brand business, overall sales of core brassieres were weak and although we launched new products from our LALAN series in spring and autumn, sales for these new products were both below the results from the previous fiscal year. For our girdle products, we mainly developed mesh fabric products for our Cross-Walker products which are part of our new Style Science functional underwear series, and although sales were below the results from the same period of the previous fiscal year, overall sales of girdles remained similar to sales in the same period of the previous fiscal year due to the favorable performance of the other girdle products. On the other hand, sales of Sugoi, our new summer undergarment, performed well because the “sweat-stain minimizer” feature of this product was well received by our customers. As a result, the overall sales of undergarments largely exceeded the results from the same period of the previous fiscal year. For our high value-added brand products, sales of brand products which target the middle-aged and senior generation markets sold mainly in department stores showed steady performance, while overall sales of brand products sold by sales channels were weak. As a result of the weak performance of these core innerwear products, the overall sales of our Wacoal brand business were below the results from the same period of the previous fiscal year.
     In our Wing brand business, like our Wacoal brand business, results of our spring/summer campaign products and Style Science series products were below the results from the same period of the previous fiscal year. On the other hand, the overall results of our men’s innerwear, which achieved significant sales growth during the previous fiscal year, largely exceeded the results from the same period of the previous fiscal year due to the favorable performance of the BROS brand products which are mainly sold in chain stores, although the results of DAMS brand products sold in department stores were below the results from the same period of the previous fiscal year. However, the overall sales of our Wing brand business were below the results from the same period of the previous fiscal year due to the poor performance of our core products for women.
     Sales from our specialty retail store business which mainly targets the younger generation exceeded the results from the same period of the previous fiscal year due to an increase in sales volume caused by price reductions and the favorable performance of outlet sales. Similarly, overall sales from Une Nana Cool Corp., which engages in the specialty retail store business targeting the younger generation, exceeded the results from the same period of the previous fiscal year due to new store openings, although the sales from the existing stores were below the results from the same period of the previous fiscal year as a result of a significant decrease in the number of shop visitors.
     As for our wellness business, sales were below the results from the same period of the previous fiscal year because our core sports-related product, CW-X, was affected by inventory adjustments at sports chain stores whose sales were weak in general. Sales of footwear and leggings exceeded the results from the same period of the previous fiscal year due to a growth in television mail-order and catalog sales, primarily in relation to our Style Cover series. However, overall sales from our wellness business were below the results from the same period of the previous fiscal year due to the poor performance of sports-related products.
     In our catalog sales business, although sales of our catalog products showed poor performance, we were successful in acquiring new consumers as a result of the use of effective advertising leaflets in newspapers. In addition, our online sales from the Wacoal Web Store showed strong performance. As a result, overall sales from our catalog sales business exceeded the results from the same period of the previous fiscal year.
     As a result of the aforementioned factors, overall sales of Wacoal Corp. were below the results from the same period of the previous fiscal year due to the weak performance of the innerwear products of our core Wacoal and Wing brand products. Our operating income was largely below the results from the same period of the previous fiscal year due to a decrease in sales which was not sufficiently offset by our efforts to cut costs and improve our sales to profit ratio.

     With respect to Peach John Co., Ltd. (“Peach John”), catalog sales were below the results from the same period of the previous fiscal year due to weak mail-order sales from our spring/summer catalog. However, with our direct retail stores, although sales of existing shops were below the results from the same period of the previous fiscal year, overall sales exceeded the results from the same period of the previous fiscal year due to new store openings. Our first overseas shop which opened in Hong Kong last December is also performing well. However, due to the poor performance of catalog sales, overall sales of Peach John were below the results from the same period of the previous fiscal year.
     As for our overseas operations (from January 2009 to March 2009), sales in the United States were significantly below the results from the same period of the previous fiscal year due to the economic slowdown, a decline in sales at department stores caused by the decline in consumer spending and the termination of our manufacturing and distribution license for Donna Karan (DKI, DKNY) products during the previous fiscal year. Sales of our Wacoal Luxe products, our luxury brand launched in the previous fiscal year, were below the results from the same period of the previous fiscal year affected by the poor performance of high-priced products at upscale department stores where our products are sold. Similarly, sales of b. tempt’d by Wacoal, our sexy and fashionable brand launched at the beginning of the current fiscal year, were below our initial expectations, although the number of expanded shops exceeded the number initially planned. Profits declined significantly due to a decrease in sales. In addition to this poor sales performance and a decline of profits, our consolidated business results were affected by the strong yen. The exchange rate in the first quarter of the current fiscal year was 93 yen per dollar (compared to 104 yen per dollar for the previous fiscal year).
     As for our business in China, sales of spring campaign products achieved significant growth and overall sales largely exceeded the results from the same period of the previous fiscal year due to the successful joint marketing promotions in Asian countries which we began last July with the aim of improving our brand recognition and to expand market share. Profits declined from the same period of the previous fiscal year due to an increase in selling expenditures.
     As a result, consolidated business results for the first quarter of the current fiscal year were as follows: sales were 37,741 million yen, a decrease of 10.1% from the same period of the previous fiscal year, as a result of a significant decrease in sales in Wacoal Corp., our core operating entity, operations in the United States and foreign currency fluctuations; operating income was 1,020 million yen, a decrease of 57.4% from the same period of the previous fiscal year, due to a decline in sales, despite our efforts in reducing costs and expenses; pre-tax net income was 290 million yen, a decrease of 84.4% from the same period of the previous fiscal year, mainly due to approximately 1,100 million yen of valuation losses on investment securities as a result of the decline in stock prices of shares held by the Company; and net income attributable to the shareholders of the Company was 530 million yen, a decrease of 58.6% from the same period of the previous fiscal year.
2. Qualitative Information regarding Consolidated Financial Condition
(1) Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated first quarter was 214,664 million yen, an increase of 1,178 million yen from the end of the previous fiscal year, as a result of an increase in investments due to changes in stock prices and an increase of inventory assets.
     In terms of liabilities, our current liabilities were 43,729 million yen, a decrease of 1,790 million yen from the end of the previous fiscal year, as a result of a decrease in accounts payable under current liabilities, and an increase of deferred tax liabilities under long-term liabilities.
     Shareholders’ equity was 168,843 million yen, an increase of 2,970 million yen from the end of the previous fiscal year due to foreign currency exchange adjustments and fluctuations of unrealized gain on securities.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated first quarter was 78.7%, an increase of 1.0% from the end of previous fiscal year.
(2) Cash Flows Status
     Cash and cash equivalents as of the end of the first quarter of the current fiscal year were 21,195 million yen, a decrease of 1,744 million yen from the end of the previous fiscal year.
     (Cash Flows from Operating Activities)
     Cash flows from operating activities was 508 million yen due to decreases in depreciation and amortization, and accounts receivables.

     (Cash Flows from Investing Activities)
     Cash flows from investing activities was 1,075 million yen due to proceeds from the sale and redemption of marketable securities, which was partially offset by payments for the acquisition of marketable securities and tangible fixed assets.
     (Cash Flows Used in Financing Activities)
     Cash flows used in financing activities was 3,799 million yen due to a cash dividend payment.
3. Qualitative Information regarding Forecast of Consolidated Business Results
     We have not amended our forecast of consolidated business results released on May 8, 2009. In addition, in connection with our “Announcement Regarding a Share Exchange to Make Lecien Corporation a Wholly Owned Subsidiary of Wacoal Holdings Corp.” which was released on the same date, the share exchange is scheduled to be conducted on August 17, 2009 and accordingly, our forecast of consolidated business results will be announced after the share exchange.
     We expect that we will continue to face a difficult business environment due to a change in the purchasing behavior of consumers who demand a balance in pricing and quality, a growing awareness of maintaining and protecting their lifestyles and increased price competition with products sold by our competitors. Despite the difficult business environment in the domestic and overseas markets, our Group will continue to make efforts to develop attractive products and maintain the current sales volume.
     As for our domestic business, we will continue to make efforts to develop new products and further expand the sales of LALAN products, our campaign brassieres, and our new Style Science functional underwear series from our core Wacoal brand. During the autumn/winter season this year, we will continue to develop products in our Sugoi line, a line of undergarments that was well received by our consumers for its “thin, light and warm” features and we will also aim to achieve sales to exceed the results from the previous fiscal year by adding product variations. Furthermore, we will make efforts to expand our businesses by making necessary investments in our innerwear business for men that has real growth potential, our specialty retail store business, wellness business and Peach John’s business.
     As for our overseas business, we expect that our business in the United States will continue to remain severe for the time being, however, we plan to expand sales by developing new products with a broader pricing range, enter new markets in surrounding countries and expand sales channels. We will also make efforts to improve our business results by increasing profitability through a reduction in materials costs. In addition to our core Wacoal brand products, in China we will aim to meet diversified consumer needs by developing a three-brand system that includes our youth-oriented brand, Amphi, which started full-fledged development during the previous fiscal year, and our high value-added brand, Salute. We will further aim to penetrate the Chinese market with the Wacoal brand and expand market share by actively developing our advertising activities with Chinese actresses, as new advertising character of Wacoal.
4. Others
(1)	Changes in significant subsidiaries in the first quarter of the current fiscal year

(change in scope of consolidation): Not applicable.

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: Not applicable.

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements:
     Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (“ARB”) No. 51
     In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. FASB Statement No. 160 establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and valuation of noncontrolling equity investments when a subsidiary is deconsolidated. FASB Statement No. 160 also prescribes that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB Statement No. 160 will be effective for our financial statements for the current consolidated fiscal year. Accordingly, minority interests classified in the section between liabilities and equity is recorded under the equity section as noncontrolling interests. Also, due to the adoption of the FASB Statement No. 160, the items under the consolidated income statement have been changed. The disclosure requirements of FASB Statement No. 160 will be applied retrospectively and the consolidated financial statements including the consolidated cash flow statements for the prior year has been changed and presented as applicable.

5. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Current Consolidated
	First Quarter	Previous Fiscal Year
Accounts	as of June 30, 2009	as of March 31, 2009	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	13,661	13,378	283
Time deposits and certificate of deposit	7,534	9,561	(2,027)
Marketable securities	7,794	10,483	(2,689)
Receivables:
Notes receivable	350	541	(191)
Accounts receivable — trade	18,500	19,422	(922)

	18,850	19,963	(1,113)
Allowance for returns and doubtful receivables	(2,897)	(2,279)	(618)

	15,953	17,684	(1,731)
Inventories	32,579	31,153	1,426
Deferred tax assets	4,946	5,395	(449)
Other current assets	3,539	2,965	574

Total current assets	86,006	90,619	(4,613)

II. Tangible fixed assets:

Land	21,085	20,502	583
Buildings and structures	58,581	58,216	365
Machinery and equipment	13,991	13,660	331
Construction in progress	159	68	91

	93,816	92,446	1,370
Accumulated depreciation	(44,182)	(43,407)	(775)

Net tangible fixed assets	49,634	49,039	595

III. Other assets:

Investments in affiliated companies	13,697	13,283	414
Investments	33,330	29,182	4,148
Goodwill	11,203	11,203	—
Other intangible fixed assets	13,586	13,242	344
Prepaid pension cost	13	—	13
Deferred tax assets	1,167	1,088	79
Others	6,028	5,830	198

Total other assets	79,024	73,828	5,196

Total Assets	214,664	213,486	1,178

		Current Consolidated
		First Quarter	Previous Fiscal Year
Accounts		as of June 30, 2009	as of March 31, 2009	Increase/(Decrease)
(Liabilities)		Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans		4,939	5,221	(282)
Payables:
Notes payable		2,175	2,498	(323)
Accounts payable — trade		8,632	9,172	(540)

		10,807	11,670	(863)
Accounts payable		4,780	5,817	(1,037)
Accrued payroll and bonuses		4,884	6,336	(1,452)
Accrued taxes		644	747	(103)
Other current liabilities		3,972	2,152	1,820

Total current liabilities		30,026	31,943	(1,917)

II. Long-term liabilities:
Reserves for retirement benefits		2,117	4,090	(1,973)
Deferred tax liabilities		10,408	8,346	2,062
Other long-term liabilities		1,178	1,140	38

Total long-term liabilities		13,703	13,576	127

(Equity)

I.	Common stock	13,260	13,260	—
II.	Additional paid-in capital	29,327	29,316	11
III.	Retained earnings	135,254	138,235	(2,981)
IV.	Accumulated other comprehensive income (loss):
	Foreign currency exchange adjustment	(6,823)	(8,288)	1,465
	Unrealized gain on securities	3,569	325	3,244
	Pension liability adjustment	(2,152)	(3,383)	1,231
V.	Treasury stock	(3,592)	(3,592)	0

	Total shareholders’ equity	168,843	165,873	2,970
VI.	Noncontrolling interests	2,092	2,094	(2)

	Total equity	170,935	167,967	2,968

Total liabilities and equity		214,664	213,486	1,178

(2) Consolidated Quarterly Income Statements
[Consolidated First Quarter]

			Consolidated First Quarter of
	Current Consolidated First Quarter		Previous Fiscal Year
	(From April 1, 2009		(April 1, 2008		Increase/
Accounts	to June 30, 2009)		to June 30, 2008)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	37,741	100.0	42,004	100.0	(4,263)
II. Operating expenses
Cost of sales	17,625	46.7	20,202	48.1	(2,577)
Selling, general and administrative expenses	19,096	50.6	19,405	46.2	(309)

Total operating expenses	36,721	97.3	39,607	94.3	(2,886)

Operating income	1,020	2.7	2,397	5.7	(1,377)
III. Other income and (expenses):
Interest income	42	0.1	65	0.2	(23)
Interest expense	(26)	(0.1)	(21)	(0.1)	(5)
Dividend income	361	1.0	413	1.0	(52)
Gain on sale and exchange of marketable securities and/or investment securities	2	0.0	2	0.0	0
Valuation loss on investment in marketable securities and/or investment securities	(1,135)	(3.0)	(1,080)	(2.6)	(55)
Other profit and (loss), net	26	0.1	85	0.2	(59)

Total other income (expenses)	(730)	(1.9)	(536)	(1.3)	(194)

Pre-tax net income	290	0.8	1,861	4.4	(1,571)

Income taxes	28	0.1	921	2.2	(893)
Equity in net income of affiliated companies	283	0.7	381	0.9	(98)

Net income	545	1.4	1,321	3.1	(776)
Profit and (loss) attributable to noncontrolling interests	(15)	(0.0)	(42)	(0.1)	27

Net income attributable to the shareholders of the Company	530	1.4	1,279	3.0	(749)

(Note)	Applying Statement of Financial Accounting Statement No. 130: “Reporting of Comprehensive Income”, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the first quarter of the fiscal year ending March 31, 2010 and (2) the first quarter of the fiscal year ended March 31, 2009 was an increase of 6,470 million yen and a decrease of 309 million yen, respectively.

(3) Consolidated Cash Flow Statements

			Current Consolidated First Quarter	Previous Consolidated First Quarter
Accounts			(April 1, 2009 to June 30, 2009)	(April 1, 2008 to June 30, 2008)
			Million Yen	Million Yen
I.		Operating activities
	1.	Net income	545	1,321
	2.	Adjustments of net income to cash flow from operating activities
	(1)	Depreciation and amortization	1,103	1,042
	(2)	Allowance for returns and doubtful receivables	577	144
	(3)	Deferred taxes	(637)	(879)
	(4)	Gain/(loss) on sale of fixed assets	13	32
	(5)	Impairment loss on fixed assets	—	29
	(6)	Valuation loss on investment in marketable securities and investment securities	1,135	1,080
	(7)	Gain (loss) on sale and exchange of marketable securities and investment securities	(2)	(2)
	(8)	Equity in net income of affiliated companies (after dividend income)	(91)	(171)
	(9)	Changes in assets and liabilities
		Decrease in receivables	1,293	1,629
		Increase in inventories	(997)	(1,696)
		Increase in other current assets	(538)	(63)
		Decrease in payables and accounts payable	(2,070)	(375)
		Increase (decrease) in reserves for retirement benefits	86	(432)
		Increase (decrease) in accrued expenses and other liabilities	213	(2,359)
	(10)	Others	(122)	(423)

		Net cash flow from (used in ) operating activities	508	(1,123)

II.		Investing activities
	1.	Proceeds from sales and redemption of marketable securities	4,383	1,304
	2.	Acquisition of marketable securities	(1,500)	(83)
	3.	Proceeds from sales of fixed assets	49	77
	4.	Acquisition of tangible fixed assets	(1,049)	(907)
	5.	Acquisition of intangible fixed assets	(703)	(214)
	7.	Acquisition of investments	(40)	(2)
	8.	Others	(65)	(61)

		Net cash flow provided by (used in) investing activities	1,075	114

III.		Financing activities
	1.	Net decrease in short-term bank loans	(288)	(694)
	2.	Purchase of treasury stock	0	(5)
	3.	Dividends paid in cash	(3,511)	(3,584)

		Net cash flow provided by (used in) financing activities	(3,799)	(4,283)

IV.		Effect of exchange rate on cash and cash equivalents	472	(624)

V.		Increase (decrease) in cash and cash equivalents	(1,744)	(5,916)
VI.		Initial balance of cash and cash equivalents	22,939	28,043

VII.		Period end balance of cash and cash equivalents	21,195	22,127

Additional Information

		Cash paid for:
		Interest	25	16
		Income taxes, etc.	692	3,751
		Investment activities without cash disbursement:
		Acquisition amount of investment securities through stock swap	—	9

(4) Notes on Going Concern
     Not applicable.
(5) Segment Information
(i) Segment Information by Type of Business
     Current Consolidated First Quarter (From April 1, 2009 to June 30, 2009)

					(Unit: Million Yen)
		Textile goods and			Elimination or
		related products	Other	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	35,678	2,063	37,741	—	37,741
(2)	Internal sales or transfers among segments	—	768	768	(768)	—
	Total	35,678	2,831	38,509	(768)	37,741
	Operating income (loss)	1,690	(379)	1,311	(291)	1,020
     Previous Consolidated First Quarter (From April 1, 2008 to June 30, 2008)

					(Unit: Million Yen)
		Textile goods and			Elimination or
		related products	Other	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	39,341	2,663	42,004	—	42,004
(2)	Internal sales or transfers among segments	—	847	847	(847)	—
	Total	39,341	3,510	42,851	(847)	42,004
	Operating income (loss)	2,788	(118)	2,670	(273)	2,397

(Note)	1.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) other.

	2.	Core products of the respective businesses:

		Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Other: mannequins, shop design and implementation, restaurant, culture, services, etc.
(ii) Segment Information by Location
     Current Consolidated First Quarter (From April 1, 2009 to June 30, 2009)

						(Unit: Million Yen)
						Elimination or
		Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	33,102	2,044	2,595	37,741	—	37,741
(2)	Internal sales and transfers among segments	388	2,251	—	2,639	(2,639)	—
	Total	33,490	4,295	2,595	40,380	(2,639)	37,741
	Operating income	752	443	116	1,311	(291)	1,020

     Previous Consolidated First Quarter (From April 1, 2008 to June 30, 2008)

						(Unit: Million Yen)
						Elimination or
		Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	36,116	1,967	3,921	42,004	—	42,004
(2)	Internal sales and transfers among segments	319	2,094	—	2,413	(2,413)	—
	Total	36,435	4,061	3,921	44,417	(2,413)	42,004
	Operating income (loss)	1,755	472	443	2,670	(273)	2,397

(Note)	1.	Countries or areas are classified according to geographical proximity.

	2.	Major countries and areas included in the respective segments other than Japan:

		Asia: various countries of East Asia and Southeast Asia

		Europe/N.A.: North America and European countries
(iii) Overseas Sales
     Current Consolidated First Quarter (From April 1, 2009 to June 30, 2009)

			(Unit: Million Yen)
		Asia	Europe/N.A.	Total
I.	Overseas sales	2,044	2,595	4,639
II.	Consolidated sales	—	—	37,741
III.	Ratio of overseas sales in consolidated sales	5.4%	6.9%	12.3%
     Previous Consolidated First Quarter (From April 1, 2008 to June 30, 2008)

				(Unit: Million Yen)
		Asia	Europe/N.A.	Total
I.	Overseas sales	1,967	3,921	5,888
II.	Consolidated sales	—	—	42,004
III.	Ratio of overseas sales in consolidated sales	4.7%	9.3%	14.0%

(Note)	Major countries and areas included in the respective segments:

Asia: various countries of East Asia and Southeast Asia

Europe/N.A.: North America and European countries
(6) Notes on Significant Changes in the Amount of Total Shareholders’ Equity
     Not applicable.

(7) Status of Production and Sales
(i) Production Results

	Current First Quarter		Previous First Quarter
Segment name by	Ended June 30, 2009		Ended June 30, 2008		Increase/(Decrease)
type of business	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	15,309	100.0	16,518	100.0	(1,209)	(7.3)
(ii) Sales Results

		Current First Quarter		Previous First Quarter
Segment name by		Ended June 30, 2009		Ended June 30, 2008		Increase/(Decrease)
type of business		Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear Foundation and lingerie	26,376	69.9	29,332	69.8	(2,956)	(10.1)
	Nightwear	2,637	7.0	3,106	7.4	(469)	(15.1)
	Children’s underwear	460	1.2	533	1.3	(73)	(13.7)
	Subtotal	29,473	78.1	32,971	78.5	(3,498)	(10.6)
	Outerwear/Sportswear	4,077	10.8	4,179	10.0	(102)	(2.4)
	Hosiery	465	1.2	426	1.0	39	9.2
	Other textile goods and related products	1,663	4.4	1,765	4.2	(102)	(5.8)
	Total	35,678	94.5	39,341	93.7	(3,663)	(9.3)
Other		2,063	5.5	2,663	6.3	(600)	(22.5)
Total		37,741	100.0	42,004	100.0	(4,263)	(10.1)

EXHIBIT 2
[English Translation]
July 30, 2009
     To Whom It May Concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
For Inquiries: Masaya Wakabayashi
                       General Manager, Corporate Planning
                       (Telephone: 075-682-1010)
Announcement Regarding Stock Option Grants (Stock Acquisition Rights)
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors (the “Board”) resolved at a meeting held on July 30, 2009 to issue and offer stock options in the form of stock acquisition rights as follows:
Note
I.	Reason for Granting Stock Acquisition Rights

The Company will issue stock acquisition rights to the directors of the Company (excluding outside directors) and the directors of Wacoal Corporation, a subsidiary of the Company, so that the directors can share in the potential benefit of an increase in stock value as well as bear the risk of a decline in stock value as a further incentive to improve the Company’s stock price and corporate value.

II.	Terms and Conditions of the Stock Acquisition Rights (Eligible Recipients: directors of the Company, excluding outside directors)
1.	Name of the Stock Acquisition Rights: Wacoal Holdings Corp. Third Stock Acquisition Rights

2.	Total Number of Stock Acquisition Rights: 35

The total number of stock acquisition rights above is the expected number to be granted. If the number of stock acquisition rights to be granted turns out to be less than the number shown above because of a shortage of applications or other circumstances, the number of stock acquisition rights issued will be the actual number of stock acquisition rights to be granted.

3.	Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights

The class of shares to be issued upon the exercise of the stock acquisition rights will be the common stock of the Company, and the number of shares to be issued for each stock acquisition right (the “Conversion Ratio”) will be 1,000.

In the event that the Company conducts a stock split (including the gratis allocation of shares of common stock of the Company; hereinafter the same) or a reverse split of its common stock, the Conversion Ratio will be adjusted in accordance with the following formula:

Adjusted Conversion Ratio	=	Conversion Ratio prior to adjustment	×	Ratio of stock split or reverse stock split
This adjustment will apply from the day following the record date in the case of a stock split and from the day on which the reverse stock split becomes effective in the case of a reverse stock split. However, in the event that the Company conducts a stock split that is conditioned on approval at a general meeting of shareholders of the Company of an increase in stockholders’ equity or additional paid-in capital by decreasing the amount of surplus, and provided that the record date for such stock split is set prior to the conclusion of such general meeting of shareholders, from the day following the conclusion of such general meeting of shareholders the adjustment will apply retroactively from the day following the record date.

In addition to the above, the Conversion Ratio shall be reasonably adjusted as may be required in unavoidable circumstances.

Any fractional shares which result from the above adjustment will be rounded down to the nearest whole share.

Furthermore, in case of any adjustment of the Conversion Ratio, the Company shall make any necessary notification or announcement to each of the holders of stock acquisition rights who are registered as holders of stock acquisition rights (“Optionholders”) no later than the day immediately preceding the day on which the adjusted Conversion Ratio becomes effective. However, if the Company is unable to provide such notification or announcement by such date, the Company shall provide prompt notification or announcement thereafter.

4.	Amount Capitalized upon Exercise of Stock Acquisition Rights

The amount capitalized upon the exercise of each stock acquisition right shall be calculated by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

5.	Exercise Period for Stock Acquisition Rights

September 2, 2009 to September 1, 2029

6.	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, shareholders’ equity shall be increased by half the limit for increases in common stock which are calculated in accordance with Article 17-1 of the Japanese Company Accounting Regulations. Any amount less than one (1) yen shall be rounded up to the nearest yen.

(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall be increased by the amount remaining after deducting the increase in the limit for increase in common stock stipulated in (1) above.
7.	Limitation on Acquisition of Stock Acquisition Rights by Transfer

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board.

8.	Provisions for the Acquisition of Stock Acquisition Rights

In the event that a general meeting of shareholders of the Company approves any of the following (or, when shareholder approval is not necessary, in the event that the Board or the representative executive officer approves of any of the following), the Company may acquire stock acquisition rights without compensation on a date separately specified by the Board:

(1)	a proposed merger agreement under which the Company is to be dissolved;

(2)	a proposed corporate division agreement or plan under which the Company would be split;

(3)	a proposed share transfer agreement or plan that makes the Company a wholly owned subsidiary;

(4)	a proposed amendment of the Articles of Incorporation to add a provision that prescribes that the Company, with respect to all of its issued shares, shall be required to obtain the approval of the shareholders of the Company for the acquisition of such shares by transfer;

(5)	a proposed approval for an amendment of the Articles of Incorporation to add a provision that prescribes that the Company shall be required to obtain the approval of the shareholders of the Company for the acquisition of the shares to be issued upon the exercise of stock acquisition rights by transfer or that the Company shall obtain all of the shares of said class by a resolution of the general meeting of shareholders.
9.	Policy to Determine the Cancellation of Stock Acquisition Rights upon Organizational Restructuring and Issuance of Stock Acquisition Rights by the Surviving Company

In the event that the Company conducts a merger (limited to a merger that would result in the dissolution of the Company), absorption-type demerger, incorporation-type demerger, stock swap or share transfer (hereinafter collectively referred to as an “Organizational Restructuring”), stock acquisition rights of the joint stock companies (kabushiki kaisha) listed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Company Law (the “Surviving Company”) shall be granted to each holder of stock acquisition rights remaining immediately prior to the Organizational Restructuring takes effect (the “Residual Stock Acquisition Rights”) (i.e. for an absorption-type demerger, the date on which the demerger takes effect; for an incorporation-type demerger, the date on which the new company is incorporated; for a stock swap, the date on which the stock swap takes effect; and for share transfer, the date on which the wholly-owning parent company is incorporated by share transfer) in accordance with the following terms and conditions. In such case, the Remaining Stock Acquisition Rights shall be cancelled, and the Surviving Company shall issue new stock acquisition rights; provided, however, that this shall be limited to the case where the grant of stock acquisition rights of the Surviving Company pursuant to the following conditions is stipulated in the absorption-type demerger agreement, incorporation-type demerger agreement, merger and spin-off agreement, new spin-off plan, stock swap agreement or share transfer plan:
(1)	Number of Stock Acquisition Rights of the Surviving Company to be Granted:

The number of stock acquisition rights to be granted shall be equal to the number of Residual Stock Acquisition Rights.

(2)	Class of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

Common stock of the Surviving Company

(3)	Number of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

To be determined pursuant to Section 3 above after taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Amount Capitalized upon Exercise of Stock Acquisition Rights:

The amount capitalized upon the exercise of each stock acquisition right to be granted shall be the amount paid after restructuring as prescribed below multiplied by the number of shares of the Surviving Company to be issued upon the exercise of the stock acquisition rights as determined in accordance with (3) above. The amount paid after restructuring shall be one (1) yen per share of the Surviving Company which may be granted upon exercise of each stock acquisition right to be granted.
(5)	Exercise Period for Stock Acquisition Rights:

From the later of (i) the starting date of the exercise period for stock acquisition rights as stipulated in Section 5 above and (ii) the effective date of Organizational Restructuring, and lasting until the expiration date for the exercise of stock acquisition rights as stipulated in Section 5 above.

(6)	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 6 above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Transfer:

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the board of directors of the Surviving Company.

(8)	Provisions for Acquisition of Stock Acquisition Rights:

To be determined pursuant to Section 8 above.

(9)	Other Conditions for the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 11 below.
10.	Fractions of Less Than One (1) Share Arising upon the Exercise of Stock Acquisition Rights

Fractions of less than one (1) share in the number of shares to be granted to Optionholders who exercised their stock acquisition rights shall be rounded down.

11.	Other Conditions relating to the Exercise of Stock Acquisition Rights
(1)	Optionholders may exercise their stock acquisition rights in the event that they lose their status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company and Wacoal Corporation (the “Date of Loss of Status”); provided, however, that in such case, such Optionholder may only exercise his or her stock acquisition rights until the earlier of (i) the expiration date as stipulated in Section 5 above and (ii) the five (5) year anniversary of the day after the Date of Loss of Status (the “Exercise Start Date”).

(2)	Notwithstanding the foregoing, during the period set forth in Section 5 above, the Optionholders may exercise their stock acquisition rights in the following cases (for item (ii), excluding the case where the stock acquisition rights of the Surviving Company are granted to the Optionholders pursuant to Section 9 above) only during the respective periods designated below:
(i)	if the Exercise Start Date of the Optionholder has not occurred by September 1, 2028

From September 2, 2028 until September 1, 2029

(ii)	if the general meeting of shareholders of the Company approves a merger agreement pursuant to which the Company is to be dissolved or a stock swap agreement or share transfer plan that makes the Company a wholly owned subsidiary (or, in the event a resolution of the general meeting of shareholders is not required, if a resolution of the Board or determination by the chief executive officer of the Company is passed):

For fifteen (15) days from the day after the date of said approval

(3)	If an Optionholder waives his or her stock acquisition rights, such Optionholder may not exercise the said Stock Acquisition Rights.
12.	Amount to be Paid for Stock Acquisition Rights

The amount to be paid for stock acquisition rights shall be the amount determined from the Black Scholes Option Pricing Model as described below multiplied by the Conversion Ratio:

Where:

(1)	Option price per share (C).

(2)	Stock Price (S): The closing price of Wacoal stock on the Tokyo Stock Exchange on September 1, 2009 (or, if there is no final trading price on such date, the reference price with respect to the next trading day).

(3)	Exercise Price (X): 1 yen.

(4)	Expected time to expiration (T): 4 years.

(5)	Volatility (s): The volatility of our stock based on the daily closing price for the 4 year period from September 1, 2005 to August 31, 2009.

(6)	Risk-free interest rate (r): the rate of interest on government bonds for the number of years that corresponds to the remaining life of the option.

(7)	Dividend rate (q): The per share dividend (based on dividends actually paid over the most recent 12 month period (i.e. the dividend payment as of March 2009)) divided by the stock price as set forth in (2) above.

(8)	Standard normal cumulative distribution function (N).

*The amount calculated pursuant to the above formula is the fair value of the stock acquisition rights and is not evidence of a discounted issuance.

*The Company shall be deemed to owe remuneration to the eligible recipient in cash in the amount equivalent to the fair value of the stock acquisition right granted, and the right to receive such remuneration shall be offset against the obligation to pay the fair value as determined by the above formula of the stock acquisition rights granted.
13.	Allotment Date of Stock Acquisition Rights

September 1, 2009.

14.	Payment Date for Stock Acquisition Rights

September 1, 2009.

15.	Number of Stock Acquisition Rights to be Allotted and Number of Eligible Recipients

Thirty-five (35) stock acquisition rights will be allotted to four (4) directors of the Company.

III.	Terms and Conditions of Stock Acquisition Rights (Eligible Recipients: directors of Wacoal Corporation, a subsidiary of the Company)
1.	Name of the Stock Acquisition Rights: Wacoal Holdings Corp. Fourth Stock Acquisition Rights

2.	Total Number of Stock Acquisition Rights: 14

The total number of stock acquisition rights above is the expected number to be granted. If the number of stock acquisition rights to be granted turns out to be less than the number shown above because of a shortage of applications or other circumstances, the number of stock acquisition rights issued will be the actual number of stock acquisition rights to be granted.

3.	Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights

The class of shares to be issued upon the exercise of the stock acquisition rights will be the common stock of the Company, and the number of shares to be issued for each stock acquisition right (the “Conversion Ratio”) will be 1,000.

In the event that the Company conducts a stock split (including the gratis allocation of shares of common stock of the Company; hereinafter the same) or a reverse split of its common stock, the Conversion Ratio will be adjusted in accordance with the following formula:

Adjusted Conversion Ratio	=	Conversion Ratio prior to adjustment	×	Ratio of stock split or reverse stock split
This adjustment will apply from the day following the record date in the case of a stock split and from the day on which the reverse stock split becomes effective in the case of a reverse stock split. However, in the event that the Company conducts a stock split that is conditioned on approval at a general meeting of shareholders of the Company of an increase in stockholders’ equity or additional paid-in capital by decreasing the amount of surplus, and provided that the record date for such stock split is set prior to the conclusion of such general meeting of shareholders, from the day following the conclusion of such general meeting of shareholders the adjustment will apply retroactively from the day following the record date.

In addition to the above, the Conversion Ratio shall be reasonably adjusted as may be required in unavoidable circumstances.

Any fractional shares which result from the above adjustment will be rounded down to the nearest whole share.

Furthermore, in case of any adjustment of the Conversion Ratio, the Company shall make any necessary notification or announcement to each of the holders of stock acquisition rights who are registered as holders of stock acquisition rights (“Optionholders”) no later than the day immediately preceding the day on which the adjusted Conversion Ratio becomes effective. However, if the Company is unable to provide such notification or announcement by such date, the Company shall provide prompt notification or announcement thereafter.

4.	Amount Capitalized upon Exercise of Stock Acquisition Rights

The amount capitalized upon the exercise of each stock acquisition right shall be calculated by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

5.	Exercise Period for Stock Acquisition Rights

September 2, 2009 to September 1, 2029

6.	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights

(1)	In the event that shares are issued due to the exercise of stock acquisition rights, shareholders’ equity shall be increased by half the limit for increases in common stock which are calculated in accordance with Article 17-1 of the Japanese Company Accounting Regulations. Any amount less than one (1) yen shall be rounded up to the nearest yen.

(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall be increased by the amount remaining after deducting the increase in the limit for increase in common stock stipulated in (1) above.
7.	Limitation on Acquisition of Stock Acquisition Rights by Transfer

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board.

8.	Provisions for the Acquisition of Stock Acquisition Rights

In the event that a general meeting of shareholders of the Company approves any of the following (or the Board approves a resolution where the approval of the shareholders is not required), the Company may acquire stock acquisition rights without compensation on a date separately specified by the Board:
(1)	a proposed merger agreement under which the Company is to be dissolved;

(2)	a proposed corporate division agreement or plan under which the Company would be split;

(3)	a proposed share transfer agreement or plan that makes the Company a wholly owned subsidiary;

(4)	a proposed amendment of the Articles of Incorporation to add a provision that prescribes that the Company, with respect to all of its issued shares, shall be required to obtain the approval of the shareholders of the Company for the acquisition of such shares by transfer;

(5)	a proposed approval for an amendment of the Articles of Incorporation to add a provision that prescribes that the Company shall be required to obtain the approval of the shareholders of the Company for the acquisition of the shares to be issued upon the exercise of stock acquisition rights by transfer or that the Company shall obtain all of the shares of said class by a resolution of the general meeting of shareholders.
9.	Policy to Determine the Cancellation of Stock Acquisition Rights upon Organizational Restructuring and Issuance of Stock Acquisition Rights by the Surviving Company

In the event that the Company conducts a merger (limited to a merger that would result in the dissolution of the Company), absorption-type demerger, incorporation-type demerger, stock swap or share transfer (hereinafter collectively referred to as an “Organizational Restructuring”), stock acquisition rights of the joint stock companies (kabushiki kaisha) listed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Company Law (the “Surviving Company”) shall be granted to each holder of stock acquisition rights remaining immediately prior to the Organizational Restructuring takes effect (the “Residual Stock Acquisition Rights”) (i.e. for an absorption-type demerger, the date on which the demerger takes effect; for an incorporation-type demerger, the date on which the new company is incorporated; for a stock swap, the date on which the stock swap takes effect; and for share transfer, the date on which the wholly-owning parent company is incorporated by share transfer) in accordance with the following terms and conditions. In such case, the Remaining Stock Acquisition Rights shall be cancelled, and the Surviving Company shall issue new stock acquisition rights; provided, however, that this shall be limited to the case where the grant of stock acquisition rights of the Surviving Company pursuant to the following conditions is stipulated in the absorption-type demerger agreement, incorporation-type demerger agreement, merger and spin-off agreement, new spin-off plan, stock swap agreement or share transfer plan:
(1)	Number of Stock Acquisition Rights of the Surviving Company to be Granted:

The number of stock acquisition rights to be granted shall be equal to the number of Residual Stock Acquisition Rights.

(2)	Class of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

Common stock of the Surviving Company

(3)	Number of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

To be determined pursuant to Section 3 above after taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Amount Capitalized upon Exercise of Stock Acquisition Rights:

The amount capitalized upon the exercise of each stock acquisition right to be granted shall be the amount paid after restructuring as prescribed below multiplied by the number of shares of the Surviving Company to be issued upon the exercise of the stock acquisition rights as determined in accordance with (3) above. The amount paid after restructuring shall be one (1) yen per share of the Surviving Company which may be granted upon exercise of each stock acquisition right to be granted.

(5)	Exercise Period for Stock Acquisition Rights:

From the later of (i) the starting date of the exercise period for stock acquisition rights as stipulated in Section 5 above and (ii) the effective date of Organizational Restructuring, and lasting until the expiration date for the exercise of stock acquisition rights as stipulated in Section 5 above.

(6)	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 6 above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Transfer:

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the board of directors of the Surviving Company.

(8)	Provisions for Acquisition of Stock Acquisition Rights:

To be determined pursuant to Section 8 above.

(9)	Other Conditions for the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 11 below.
10.	Fractions of Less Than One (1) Share Arising upon the Exercise of Stock Acquisition Rights

Fractions of less than one (1) share in the number of shares to be granted to Optionholders who exercised their stock acquisition rights shall be rounded down.

11.	Other Conditions relating to the Exercise of Stock Acquisition Rights
(1)	Optionholders may exercise their stock acquisition rights in the event that they lose their status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company and Wacoal Corporation (the “Date of Loss of Status”); provided, however, that in such case, such Optionholder may only exercise his or her stock acquisition rights until the earlier of (i) the expiration date as stipulated in Section 5 above and (ii) the five (5) year anniversary of the day after the Date of Loss of Status (the “Exercise Start Date”).

(2)	Notwithstanding the foregoing, during the period set forth in Section 5 above, the Optionholders may exercise their stock acquisition rights in the following cases (for item (ii), excluding the case where the stock acquisition rights of the Surviving Company are granted to the Optionholders pursuant to Section 9 above) only during the respective periods designated below:
(i)	if the Exercise Start Date of the Optionholder has not occurred by September 1, 2028

From September 2, 2028 until September 1, 2029

(ii)	if the general meeting of shareholders of the Company approves a merger agreement pursuant to which the Company is to be dissolved or a stock swap agreement or share transfer plan that makes the Company a wholly owned subsidiary (or, in the event a resolution of the general meeting of shareholders is not required, if a resolution of the Board or determination by the chief executive officer of the Company is passed):

For fifteen (15) days from the day after the date of said approval
(3)	If an Optionholder waives his or her stock acquisition rights, such Optionholder may not exercise the said Stock Acquisition Rights.
12.	Amount to be Paid for Stock Acquisition Rights

No payment of money shall be required in exchange for stock acquisition rights.

* The stock acquisition rights will be allotted as compensation for the performance of duty and for this reason, the terms of issuance will not be advantageous for the eligible recipients.

13.	Allotment Date of Stock Acquisition Rights

September 1, 2009.

14.	Number of Stock Acquisition Rights to be Allotted and Number of Eligible Recipients

Fourteen (14) stock acquisition rights will be allotted to four (4) directors of Wacoal Corporation, a subsidiary of the Company.
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